UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 6, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

6 September 2021

To:	Australian Securities Exchange (ASX)	cc:	New York Stock Exchange (NYSE)
	London Stock Exchange (LSE)		JSE Limited (JSE)

Notice of Dividend Currency Exchange Rates – 2021 Final Dividend

Name of entities	BHP Group Limited	BHP Group Plc
	ABN 49 004 028 077	Registration Number 3196209

On 17 August 2021, the Board of BHP determined to pay a final dividend of 200 US cents per share for the year ended 30 June 2021. Currency conversions are based on foreign currency exchange rates on a single day or an average for a period of days ending on or before the Record Date.

For the 2021 final dividend: (i) the Australian dollar currency conversion will be based on the average rate over a four day period commencing on 31 August 2021 and ending on 3 September 2021; (ii) the UK pounds sterling currency conversion will be based on the average rate over a two day period commencing on 2 September 2021 and ending on 3 September 2021; (iii) the New Zealand dollar currency conversion will be based on the rate on 3 September 2021; and (iv) the South African rand currency conversion will be based on the average rate over a two day period commencing on 26 August 2021 and ending on 27 August 20211.

The following table sets out the currency exchange rates applicable for the dividend:

Dividend 200 US cents per ordinary share	Exchange rate	Dividend per ordinary share in local currency
Australian cents	0.736575	271.527000
British pence	1.385250	144.378271
New Zealand cents	0.712722	280.614321
South African cents	14.92710	2,985.42000

The dividend will be paid on 21 September 2021.

Authorised for lodgement by: Stefanie Wilkinson Group Company Secretary

BHP Group Limited ABN 49 004 028 077	BHP Group Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street Melbourne Victoria 3000 Australia	Registered Office: Nova South, 160 Victoria Street London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

The BHP Group is headquartered in Australia

[1]	On 27 August 2021 we announced to the LSE and the JSE the currency exchange rate applicable to the dividend payable in South African cents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: September 6, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary